J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

November 8, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Filing Desk

RE:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of

JPMorgan BetaBuilders U.S. Growth ETF and

JPMorgan BetaBuilders U.S. Value ETF (the “Funds”)

File Nos. 333-191837 and 811-22903

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”) as they relate to the Funds:

Amendment Number	Date Filed	Submission Type	Accession Number
457	10/22/2024	485BXT	0001193125-24-240825
456	09/20/2024	485BXT	0001193125-24-222604
451	08/23/2024	485BXT	0001193125-24-205721
447	07/24/2024	485BXT	0001193125-24-183365
445	06/21/2024	485BXT	0001193125-24-165198
444	05/24/2024	485BXT	0001193125-24-146752
440	04/25/2024	485BXT	0001193125-24-111538
438	03/26/2024	485BXT	0001193125-24-077311
436	02/23/2024	485BXT	0001193125-24-043607
433	01/26/2024	485BXT	0001193125-24-016753
432	12/18/2023	485BXT	0001193125-23-297183
431	11/27/2023	485BXT	0001193125-23-283317
429	10/26/2023	485BXT	0001193125-23-263756
426	09/27/2023	485BXT	0001193125-23-243572
419	08/28/2023	485BXT	0001193125-23-222322
412	07/24/2023	485BXT	0001193125-23-192173
406	06/29/2023	485BXT	0001193125-23-178269
401	05/31/2023	485BXT	0001193125-23-157411
398	05/01/2023	485BXT	0001193125-23-129388
396	03/30/2023	485BXT	0001193125-23-084502
385*	02/27/2023	485BXT	0001193125-23-050559
377*	01/31/2023	485BXT	0001193125-23-019891
368*	11/18/2022	485APOS	0001193125-22-288773

*	Withdrawal of this Amendment is requested only with respect to the Funds. This Amendment also relates to JPMorgan BetaBuilders Emerging Markets Equity ETF.

The Amendments relate to the Funds, each a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of these series at this time. Certain Amendments also relate to JPMorgan BetaBuilders Emerging Markets Equity ETF. As noted above, withdrawal is not requested with respect to JPMorgan BetaBuilders Emerging Markets Equity ETF.

Please contact the undersigned at 614-213-4020 or elizabeth.a.davin@jpmorgan.com if you have any questions.

Very truly yours,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary